                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                              Omnipoint Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    68212D102
                     --------------------------------------
                                 (CUSIP Number)


                       VoiceStream Wireless Corporation
                            3650 131st Avenue S.E.
                              Bellevue, WA 98006
                                  (425)653-4600


            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  June 23, 1999
                     --------------------------------------
             (Date of Event which requires Filing of this Statement)

 If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------
CUSIP NO. 68212D102
--------------------
--------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        VoiceStream Wireless Corporation
        91-1956183
--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
 3.     SEC USE ONLY

--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [ ]
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION

        Washington
--------------------------------------------------------------------------------
                      7.     SOLE VOTING POWER
  NUMBER OF                  4,271,000 (1)
    SHARES            ----------------------------------------------------------
BENEFICIALLY   8.     SHARED VOTING POWER
  OWNED BY                   NONE
    EACH              ----------------------------------------------------------
 REPORTING            9.     SOLE DISPOSITIVE POWER
   PERSON                    4,271,000
    WITH              ----------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER
                             NONE
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

        4,271,000
--------------------------------------------------------------------------------
12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                           [X]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.4%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

(1) Issuable upon conversion of 4,271 shares of Issuer's Series A Non-Voting Convertible Preferred Stock at a conversion price of $24 per share. Under certain circumstances, as described in Items 4 and 5, such 4,271 shares will be automatically converted to Common Stock at a conversion price of $18.50 per share, in which case VoiceStream Wireless Corporation will beneficially own 6,124,540 shares. In addition, VoiceStream Wireless Corporation is party to an agreement with Issuer pursuant to which it has agreed, subject to certain terms and conditions, to purchase on October 1, 1999 an additional 1,979 shares of Series A Non-Voting Convertible Preferred Stock, which, at a conversion price of $24.00 per share, will be convertible into 1,979,000 additional shares of Common Stock.

                Item 1. Security and Issuer.

                This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Omnipoint Corporation, a Delaware corporation (the "Company"). The Company's principal executive office is located at Three Bethesda Metro Center, Suite 400, Bethesda, Maryland 20814.

                Item 2. Identity and Background.

                (a) NAME OF PERSON FILING:

                VoiceStream Wireless Corporation, a Washington corporation ("VoiceStream")

                (b) ADDRESS OF PRINCIPAL BUSINESS AND PRINCIPAL OFFICE:

                3650 131st Avenue S.E.
                Bellevue, WA 98006

                (c) PRINCIPAL BUSINESS:

                VoiceStream is principally engaged in the provision of wireless telecommunications services and activities related thereto.

                (d) EXECUTIVE OFFICERS AND DIRECTORS OF VOICESTREAM:

                Attached hereto as Schedule I is a list of each executive officer and director of VoiceStream. The present principal occupation and business address of each of these individuals is set forth on Schedule I. Each of the aforementioned executive officers and directors is a citizen of the United States, unless otherwise indicated on Schedule I.

                (e) WHETHER DURING LAST FIVE YEARS, ANY SUCH PERSON HAS BEEN CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS) AND, IF SO, GIVE THE DATES, NATURE OF CONVICTION, NAME AND LOCATION OF COURT, ANY PENALTY IMPOSED, OR OTHER DISPOSITION OF THE CASE:

                During the past five years, neither VoiceStream nor, to the best knowledge of VoiceStream, any of the executive officers or directors listed on
Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (f) WHETHER DURING THE LAST FIVE YEARS, ANY SUCH PERSON WAS A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND AS A RESULT OF SUCH PROCEEDING WAS OR IS SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES

SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS; AND, IF SO, IDENTIFY AND DESCRIBE SUCH PROCEEDINGS AND SUMMARIZE THE TERMS OF SUCH JUDGMENT, DECREE OR FINAL ORDER:

                During the past five years, neither VoiceStream nor, to the best knowledge of VoiceStream, any executive officer or director listed in Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.


                Item 3. Source and Amount of Funds or Other Consideration.

                The aggregate purchase price for the 4,271 shares of Preferred Stock purchased by VoiceStream was $102,504,000. The source of funds used in this transaction is the working capital of VoiceStream.

                Item 4. Purpose of the Transaction.

                VoiceStream, VoiceStream Wireless Holding Corporation and the Company are parties to that certain Agreement and Plan of Reorganization, dated as of June 23, 1999 (the "Reorganization Agreement"), pursuant to which wholly-owned subsidiaries of VoiceStream Wireless Holding Corporation will merge (the "Mergers") into each of VoiceStream and the Company, and holders of Common Stock will receive cash and/or stock of VoiceStream Wireless Holding Corporation in exchange for their shares of Common Stock (collectively, the "Reorganization").

                In connection with the Reorganization, on June 23, 1999, VoiceStream, Hutchison Telecommunications PCS (USA) Limited ("Hutchison") and the Company entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") pursuant to which, among other things, VoiceStream purchased 4,271 shares of the Company's Series A Non-Voting Convertible Preferred Stock, par value $0.01 per share ("Preferred Stock"), which shares are convertible, at the option of VoiceStream, into Common Stock at a conversion price of $24 per share. In the event that the Mergers contemplated by the Reorganization Agreement are not consummated and are terminated by reason of (i) a material breach by the Company of its covenants, agreements or obligations under the Reorganization Agreement or (ii) any representation or warranty of the Company under the Reorganization Agreement being untrue in any material respect, such conversion price shall be reduced to $18.50 and the Preferred Stock will be automatically converted to

Common Stock (subject to applicable Federal Communications Commission regulations and rulings and applicable law). At a conversion price of $24.00 per share the 4,271 shares of Preferred Stock are convertible into 4,271,000 shares of Common Stock. At a conversion price of $18.50 per share the 4,271 shares of Preferred Stock are convertible into 6,124,540 shares of Common Stock. The Securities Purchase Agreement further provides that, subject to certain terms and conditions, VoiceStream shall purchase an additional 1,979 shares of Preferred Stock on October 1, 1999 for an aggregate purchase price of $47,496,000, which shall be convertible at the same conversion prices and upon the same terms as the shares of Preferred Stock purchased on June 23, 1999. Pursuant to the Securities Purchase Agreement, Hutchison also purchased 4,271 shares of Preferred Stock, and agreed to purchase an additional 1,979 shares of Preferred Stock on October 1, 1999, on identical terms.

                The purpose of the purchase of Preferred Stock under the Securities Purchase Agreement is to provide working capital to the Company.

                Item 5. Interest in Securities of the Issuer.

                (a) AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY
OWNED:

                Pursuant to the Securities Purchase Agreement, VoiceStream acquired 4,271 shares of Preferred Stock, as described in Item 4. By means of such acquisition, VoiceStream is the beneficial owner of 4,271,000 shares of Common Stock, representing 7.4% of the issued and outstanding Common Stock. Under certain circumstances as described in Item 4 which would result in a reduction of the conversion price of the Preferred Stock to $18.50, VoiceStream would become the beneficial owner of 6,124,540 shares of Common Stock. Pursuant to the Securities Purchase Agreement, subject to certain terms and conditions, VoiceStream has agreed to purchase an additional 1,979 shares of Preferred Stock on October 1, 1999. Such acquisition will result in VoiceStream being the beneficial owner of a total of 6,250,000 shares of Common Stock, representing 10.5% of the issued and outstanding Common Stock. Under certain circumstances as described in Item 4 which would result in a reduction of the conversion price of the Preferred Stock, VoiceStream would, after the purchase of such additional 1,979 shares of Preferred Stock, become the beneficial owner of a total of 8,108,108 shares of Common Stock. Pursuant to the Securities Purchase Agreement, Hutchison also purchased 4,271 shares of Preferred Stock, and has agreed to purchase an additional 1,979 shares of Preferred Stock on October 1, 1999, on identical terms.

                VoiceStream may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Hutchison. The filing of this statement on Schedule 13D shall not be construed as an admission that VoiceStream is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities of Hutchison, and VoiceStream expressly disclaims any such beneficial ownership of Common Stock beneficially owned by Hutchison.

                (b) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS POWER TO VOTE:

                Upon conversion of the Preferred Stock to Common Stock, VoiceStream will have the sole power to vote all of such shares of Common Stock.

                (c) TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D, WHICHEVER IS LESS:

                None.

                Item 6. Contracts, Arrangements, Understandings or Relationships Involving Securities of the Issuer.

                VoiceStream, Hutchison and the Company are parties to the Securities Purchase Agreement described in Item 4, pursuant to which, so long as VoiceStream and Hutchison beneficially own at least 7 1/2% of the Company's outstanding equity securities, and provided that the Preferred Stock owned by such persons has been converted into Common Stock, such persons shall have the right to jointly designate one person to serve on the Board of Directors of the Company. The Securities Purchase Agreement further provides for demand and piggyback registration rights under certain circumstances and contains a standstill provision, which provides that VoiceStream and Hutchison will not, for a period of five years following the award to the Company of the last of the licenses for which the Company was the high bidder in the Federal Communications Commission reauctions of C Block licenses completed in April 1999, without the prior consent of the Company, acquire or agree to acquire any equity securities of the Company that would result in VoiceStream and Hutchison's aggregate ownership of equity securities of the Company exceeding 15% of the Company's outstanding equity securities to the extent that such acquisition would result in the Company violating the Communications Act of 1934 and the Telecommunications Act of 1996 (together with the rules, regulations and published decisions of the FCC).

                VoiceStream, VoiceStream Wireless Holding Corporation and the Company are parties to the Reorganization Agreement described in Item 4, pursuant to which wholly-owned subsidiaries



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

of VoiceStream Wireless Holding Corporation will merge into each of VoiceStream and the Company. Pursuant to the Reorganization Agreement, holders of Common Stock will receive cash and/or stock of VoiceStream Wireless Holding Corporation in exchange for their shares of Common Stock.

                The Company, VoiceStream, certain stockholders of the Company (the "Principal Company Stockholders") and certain stockholders of VoiceStream (the "Principal VoiceStream Stockholders") have entered into an agreement, dated as of June 23, 1999 (the "Merger Voting Agreement"). Pursuant to the Merger Voting Agreement, the Principal Company Stockholders have agreed to attend a meeting of the Company's stockholders, in person or by proxy, and to vote or cause to be voted the number of shares of Common Stock beneficially owned by them(the "Principal Company Stockholder Shares") in favor of (i) the adoption and approval of the Reorganization Agreement and (ii) the Mergers and any other matters necessary to consummate the transactions contemplated in the Reorganization Agreement, and against any alternative merger proposal or acquisition proposal representing 15% or more of the stock or assets of the Company and its subsidiaries. Pursuant to the Merger Voting Agreement, the Principal VoiceStream Stockholders (including Hutchison and John W. Stanton) have agreed to attend a meeting of VoiceStream's stockholders, in person or by proxy, and to vote or cause to be voted a specified number of shares of common stock of VoiceStream in favor of (i) the adoption and approval of the Reorganization Agreement and (ii) the Mergers, and certain other matters and any other matters necessary to consummate the transactions contemplated in the Reorganization Agreement.

                From and after the date of the Merger Voting Agreement through the earlier of the effective time of the transactions contemplated by the Reorganization Agreement and the termination of the Reorganization Agreement, each of the Principal Company Stockholders and the Principal VoiceStream Stockholders has agreed not to sell or otherwise dispose of, in a single transaction or a series of unrelated transactions, more than 30% of the shares of Common Stock or common stock of VoiceStream, as the case may be, of each such Principal Company Stockholder or Principal VoiceStream Stockholder which are subject to the Merger Voting Agreement (other than certain transfers to partners of certain Principal Company Stockholders or Principal VoiceStream Stockholders that are partnerships) unless, as a condition to such sale, each transferee of any shares in excess of 30% of such shares agrees to be bound by the provisions of the Merger Voting Agreement applicable to the Principal Company Stockholders and the Principal VoiceStream Stockholders.

                The foregoing description of the Securities Purchase Agreement, the Reorganization Agreement and the Merger Voting



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

Agreement is subject to, and qualified in its entirety by reference to, the Securities Purchase Agreement, Reorganization Agreement and Merger Voting Agreement, which are filed as exhibits 1, 2 and 3 hereto and incorporated by reference into this Item 6.


                Item 7. Material To be Filed as Exhibits.


                1 Agreement and Plan of Reorganization, dated as of June 23, 1999, by and among VoiceStream Wireless Corporation, VoiceStream Wireless Holding Corporation and Omnipoint Corporation. [Incorporated by reference to
Exhibit 2.1 to Voicestream's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 6, 1999]

                2 Agreement, dated as of June 23, 1999, by and among VoiceStream Wireless Corporation, Omnipoint Corporation, certain stockholders of VoiceStream Wireless Corporation and certain stockholders of Omnipoint Corporation. [Incorporated by reference to Exhibit 9.1 to Voicestream's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 6, 1999]

                3 Securities Purchase Agreement by and among VoiceStream Wireless Corporation, Hutchison Telecommunications PCS (USA) Limited and Omnipoint Corporation, dated as of June 23, 1999. [Incorporated by reference to
Exhibit 10.1 to Voicestream's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 6, 1999]

                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 1999

                                           VOICESTREAM WIRELESS CORPORATION




                                           By: /s/ Alan R. Bender
                                               ___________________________
                                           Name: Alan R. Bender
                                           Title: Executive Vice President
                                                  General Counsel and Secretary

                                   Schedule I


                      Executive Officers and Directors of

                        VoiceStream Wireless Corporation

                               Executive Officers

VS = VoiceStream Wireless Corporation, 3650 131st Avenue S.E., Bellevue, WA
90086
WWC = Western Wireless Corporation, 3650 131st Avenue S.E., Bellevue, WA
90086


Name and Business Address                         Occupation
-------------------------                         ----------
John W. Stanton                                   Chairman, Director and Chief
3650 131st Avenue S.E.                            Executive Officer of VS and WWC
Bellevue, WA 98006

Robert R. Stapleton                               President and Director of VS
3650 131st Avenue S.E.
Bellevue, WA 98006

Donald Guthrie                                    Vice Chairman and Director of VS
3650 131st Avenue S.E.                            Vice Chairman of WWC
Bellevue, WA 98006

Cregg B. Baumbaugh                                Executive Vice President -
3650 131st Avenue S.E.                            Finance, Strategy and
Bellevue, WA 98006                                Development of VS

Alan R. Bender                                    Executive Vice President,
3650 131st Avenue S.E.                            General Counsel and Secretary of
Bellevue, WA 98006                                VS and WWC

Robert P. Dotson                                  Senior Vice President -
3650 131st Avenue S.E.                            Marketing of VS
Bellevue, WA 98006

Timothy R. Wong                                   Senior Vice President -
3650 131st Avenue S.E.                            Engineering of VS
Bellevue, WA 98006

Patricia L. Miller                                Vice President, Controller and
3650 131st Avenue S.E.                            Principal Accounting Officer of
Bellevue, WA 98006                                VS

                                    Directors


Name and Business Address                         Occupation
-------------------------                         ----------
John W. Stanton                                   Chairman, Director and Chief
3650 131st Avenue S.E.                            Executive Officer of VS and WWC
Bellevue, WA 98006

Robert R. Stapleton                               President and Director of VS
3650 131st Avenue S.E.
Bellevue, WA 98006

Donald Guthrie                                    Vice Chairman and Director of VS
3650 131st Avenue S.E.                            Vice Chairman of WWC
Bellevue, WA 98006

John L. Bunce, Jr.                                Managing Director, Hellman &
Hellman & Friedman                                Friedman
One Maritime Plaza, 12th Floor
San Francisco, CA 94111

Mitchell R. Cohen                                 Managing Director, Hellman &
Hellman & Friedman                                Friedman
One Maritime Plaza, 12th Floor
San Francisco, CA 94111

Daniel J. Evans                                   Chairman of Daniel J. Evans
Daniel J. Evans Associates                        Associates
1111 3rd Ave # 3400
Seattle, WA

Canning Fok                                       Group Managing Director of
Hutchison Whampoa Limited                         Hutchison Whampoa Limited, 22nd
22nd Floor, Hutchison House                       Floor, Hutchison House
10 Harcourt Road                                  10 Harcourt Road
Hong Kong                                         Hong Kong

Jonathan M. Nelson                                President and Chief Executive
Providence Ventures Inc.                          Officer of Providence Equity
900 Fleet Center                                  Partners Inc.; Co-Chairman of
50 Kennedy Plana                                  Providence Ventures Inc.;
Providence, RI 02903                              Managing general partner of
                                                  Providence Ventures L.P.

Terence M. O'Toole                                Managing Director, Goldman,
Goldman, Sachs & Co.                              Sachs & Co.
85 Broad Street, 19th Floor
New York, NY 10004

Hans Snook                                        Group Managing Director of
Orange plc                                        Orange plc
St. James Court
Great Peak Road
Almondsbury Park
Bradley Stoke
Bristol England BS124QJ

        All of the above executive officers and directors are citizens of the United States except Canning Fok, who is a citizen of Australia and Hans Snook, who is a citizen of Canada.

                                  Exhibit Index

                1 Agreement and Plan of Reorganization, dated as of June 23, 1999, by and among VoiceStream Wireless Corporation, VoiceStream Wireless Holding Corporation and Omnipoint Corporation. [Incorporated by reference to
Exhibit 2.1 to Voicestream's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 6, 1999]

                2 Agreement, dated as of June 23, 1999, by and among VoiceStream Wireless Corporation, Omnipoint Corporation, certain stockholders of VoiceStream Wireless Corporation and certain stockholders of Omnipoint Corporation. [Incorporated by reference to Exhibit 9.1 to Voicestream's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 6, 1999]

                3 Securities Purchase Agreement by and among VoiceStream Wireless Corporation, Hutchison Telecommunications PCS (USA) Limited and Omnipoint Corporation, dated as of June 23, 1999. [Incorporated by reference to
Exhibit 10.1 to Voicestream's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 6, 1999]